FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2022

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enel Chile S.A.

Securities Registration No. 1139

Santiago, April 27, 2022

Gen. Mgmt. No. 009/2022

Mrs.

Solange Bernstein Jáuregui

Chair

Financial Market Commission

1449 Libertador Bernardo O’Higgins Ave.

Santiago, Chile

Ref. COMMUNICATES SIGNIFICANT EVENT

Dear Madam:

Pursuant to the provisions of Articles 9 and 10, second paragraph, of Law No. 18,045 and the provisions of General Rule No. 30 of this Commission and, in the exercise of the powers conferred upon me, I hereby inform you, as a Significant Event, that the Board of Directors of Enel Chile S.A. (hereinafter "Enel Chile" or the "Company"), that on this date the Extraordinary Shareholders Meeting of the Company was held and has approved, in accordance with the terms of Title XVI of Law No. 18,046 on Corporations (“LSA”), the related party transaction consisting on the sale 51% of the shares in the company in which the e-mobility services to be carved out will be located in favor of Enel SpA, or a company related to the latter, for a price of €12,750,000, (the "Sale and Purchase Transaction") and granted the necessary powers of attorney to proceed with the execution and completion of the Sale and Purchase Transaction.

The aforementioned agreement was approved with the favorable vote of 80.06% of the issued shares with voting rights, which widely exceeds the quorum established for such purpose by article 147 of the LSA that establishes a two-thirds approval of the total issued shares with voting rights.

Sincerely yours,

Fabrizio Barderi

Chief Executive Officer

Enel Chile S.A.

c.c.        Central Bank of Chile

Santiago Stock Exchange.

Electronic Stock Exchange of Chile.

Banco Santander Santiago - Bondholder Representatives.

Central Securities Depository

Risk Rating Commission)

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By: /s/ Fabrizio Barderi
--------------------------------------------------

Title: Chief Executive Officer

Date: April 27, 2022